PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
_____ MM/DD/YY _____ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ARKAP MARKETS**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2827 PEACHTREE ROAD STE 510

(No. and Street)

ATLANTA	GA	30305
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

NATALIE MILLER	404-480-4629	NMILLER@ARKAPMKTS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren and Company

(Name – if individual, state last, first, and middle name)

505 North Mur-Len Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

1/5/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Natalie Miller, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ______________________, as of 12/31, 2 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

HIMANSHU PATEL
My Commission Expires
NOTARY PUBLIC
5/14/2027
FORSYTH COUNTY, GEORGIA

Signature: ______________________

Title:
POO/PFO

____
Notary Public

This filing contains (check all applicable boxes):**

■ (a) Statement of financial condition.
■ (b) Notes to consolidated statement of financial condition.
■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
■ (d) Statement of cash flows.
■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
■ (f) Statement of changes in liabilities subordinated to claims of creditors.
■ (g) Notes to consolidated financial statements.
■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
■ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ARKAP MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
For the Year Ended
December 31, 2024
With
Report of Independent Registered Public Accounting Firm

ARKAP MARKETS LLC
FINANCIAL STATEMENTS
for the Year Ended December 31, 2024
Table of Contents

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Arkap Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Arkap Markets, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Arkap Markets, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Arkap Markets, LLC's management. Our responsibility is to express an opinion on Arkap Markets, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to [Name of Broker-dealer] in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Arkap Markets, LLC's auditor since 2024.

Olathe, Kansas
March 28, 2025

ARKAP MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
Year Ended December 31, 2024

ASSETS

Cash and cash equivalents	$	397,684
Prepaid expenses and other assets		16,150
Total Assets	$	413,834

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses		213,025
Commissions payable		124,680
Total Liabilities	$	337,705

STOCKHOLDERS'EQUITY

Member's Equity		76,129
Total Liabilities and Equity	$	413,834

The accompanying notes are an integral part of these financial statements.

NOTE A —SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Arkap Markets LLC (the "Company"), a Georgia Limited Liability Company organized in November 2023, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") approved on May 7, 2024.

The Company is wholly-owned by Arkadios Holdings, Inc. (the "Parent").

The Company provides the ability to transact from outside sources in order to distribute investment products and assist in the free flow of securities in the open market. The Company does not hold funds or securities for the accounts of its customers.

A summary of the Company's significant accounting policies are as follows:

Accounting policies: The Company follows generally accepted accounting principles (GAAP), as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

Income Taxes: The Company is taxed as a sole proprietorship. Therefore the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements. The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. Tax years 2021,2022 and 2023 are open.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: The Company has adopted Financial Accounting Standards Board (FASB) Accounting Standards. Update 2014-09, Revenue from Contracts with Customers (ASU 2014-09) and the FASB's Accounting Standards Update 2016-08, Principal vs. Agent Considerations (ASU 2016-09). The income reported on the Statement of Income is comprised of private placement revenue and other service fees.

Revenues from fees arising from private securities placement in which the Company acts an agent are recorded pursuant to the terms of the Company's agreements with the respective offering parties. Typically, fees are recorded based upon the capital commitments obtained as of the closing for a respective placement when all performance obligations to the client have been completed.

Date of Management's Review: Subsequent events were evaluated through the date of the financials statements, the date which the financial statements were available to be issued.

Accounting Standards: The Company is evaluating new accounting standards and will implement as required.

NOTE B—LEASES

The Company does not have any lease obligations.

NOTE C—NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $59,979, which was $17,766 in excess of its required net capital of $42,213 and its ratio of aggregate indebtedness to net capital was 0.10 to 1.0.

NOTED – OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE E–RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with the Parent. Under the agreement the Company pays the Parent monthly fees for use of office facilities, email, and E&O insurance. The amount expensed in the financial statements for 2024 is approximately $8,646.

NOTE F – ACCOUNTS RECEIVABLE

On December 31, 2024, accounts receivable consisted of current billings that were collected in January 2025. Accounts receivables are stated at the amount management expects to collect from outstanding accounts. Management provides for probable uncollectable accounts through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Accounts that are unpaid after management has used reasonable collections efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2024, no allowance for uncollectable accounts was deemed necessary.

NOTE G–SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including investment banking, investment advisory, and venture capital businesses. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.